UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026 (Report No. 5)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On May 6, 2026, the shareholders of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) approved an amendment to the Company’s amended articles of association (the “Articles”) to change the name of the Company from “Inspira Technologies Oxy B.H.N. Ltd.” to “Qtrex Quantum Ltd.” (the “Name Change”). The Name Change became effective upon receipt of the certificate of change of name from the Israeli Registrar of Companies on May 10, 2026. In connection with the Name Change, the Company has also initiated the process to change its name on the Nasdaq Capital Market and expects to trade under the ticker symbol “QTEX.” Trading under the Company’s new name and ticker symbol is expected to begin on May 20, 2026. The Company’s CUSIP will not change and no action is needed from the Company’s shareholders with respect to the ticker symbol change.

The Name Change does not affect the status of the Company or the rights of any shareholder in any respect, or the transferability of share certificates presently outstanding. The currently outstanding share certificates evidencing shares of the Company’s securities bearing the name “Inspira Technologies Oxy B.H.N. Ltd.” will continue to be valid and represent shares of the Company following the Name Change.

The foregoing summary is qualified in its entirety by reference to the full text of the amended Articles, a copy of which is attached as Exhibit 3.1 hereto and incorporated herein by reference.

On May 19, 2026, the Company issued a press release titled “Inspira Technologies to Begin Trading as QTREX Quantum Under Nasdaq Ticker "QTEX" on May 20, 2026, Following Strategic Focus on AME and Quantum Connectivity,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
3.1	Amended Articles of Association of the Company.
99.1	Press release issued by Qtrex Quantum Ltd. on May 19, 2026, titled “Inspira Technologies to Begin Trading as QTREX Quantum Under Nasdaq Ticker "QTEX" on May 20, 2026, Following Strategic Focus on AME and Quantum Connectivity.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: May 19, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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